BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151, Sao Paulo, SP 04543-121

VIA EDGAR

June 3, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BRB Foods Inc.

Registration Statement on Form S-1

File No. 333-276557

Filed on January 17, 2024

Dear Ms. Sidwell:

BRB Foods Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Registration Statement on Form S-1 on January 17, 2024 as set forth in the Staff’s letter dated January 30, 2024 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Form S-1 filed January 17, 2024

Cover Page

1.	Please revise to state the number of shares of common stock to be offered. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Rules C&DI 227.02.

Response: We respectfully advise the Staff that we have revised relevant disclosures included on the cover page and other relevant sections of the Amended Registration Statement to state the number of shares of common stock to be offered.

Summary, page 23

2.	We note disclosure on page 23 “In 2023, we intend to offer a series of new products from different brands such as beans, rice, cassava, corn, potato and pasta products from Arisco, Maizena, Knorr and Mãe Terra.” Please update to reflect the current status of your products and business throughout your registration statement.

Response: We respectfully advise the Staff that we have updated relevant disclosures throughout the Amended Registration Statement to reflect the current status of our products and business.

Business, page 53

3.	We note your response to prior comment 5 and reissue in part. Please revise to describe your partnership with Unilever in more detail. Disclose the material terms of the partnership and of the license agreements.

Response: We respectfully advise the Staff that we have revised relevant disclosures in the Amended Registration Statement to further describe our commercial relationship with Unilever in more detail. Additionally, we have disclosed the material terms of the license agreements on pages 62 and 63 of the Amended Registration Statement. Further, we advise the Staff that we have not entered into a partnership agreement with Unilever.

Our Operations, page 61

4.	We note your response to our prior comment 6 and reissue in part. Please disclose the material terms of your agreements with these major customers, including but not limited to, the term and termination provisions of the agreement and the identity of the customers. Please also file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosures on page 12 of the Amended Registration Statement to disclose that we have no agreements with our customers.

Principal Stockholders, page 72

5.	Please add your fourth director, Mr. Gallo, to the table.

Response: We respectfully advise the Staff that we have included Mr. Gallo to the principal stockholders table included on page 77 of the Amended Registration Statement.

Resale Prospectus, page A-1

6.	We note your disclosure indicating that the selling shareholders’ offers for shares of common stock “will occur at prevailing market prices or in privately negotiated prices.” Please revise to state the price at which the initial public offering shares will be sold prior to the sale of common stock by the selling shareholders.

Response: We respectfully advise the Staff that we have revised relevant disclosure on page Alt-1 of the Amended Registration Statement to state the initial public offering shares will be sold at an assumed initial offering price of $4.50 per share, which is the midpoint of the estimated offering price range of between $4.00 and $5.00 per share for the shares of common stock to be sold in our initial public offering.

Prospectus Summary, page A-2

7.	Please revise to include a table of contents for the resale prospectus.

Response: We respectfully advise the Staff that we have included a table of contents for the resale prospectus on page Alt-i of the Amended Registration Statement.

8.	For each of the shares being registered for resale, disclose the price that the selling shareholders paid for such shares.

Response: We respectfully submit to the Staff that the requested information is not required to be disclosed in a registration statement on Form S-1, Item 501 of Regulation S-K, Item 507 of Regulation S-K, other rules of the Commission or existing Staff guidance, and the requested information is not material to investors. Additionally, we note that disclosure of the price selling shareholders paid or their shares on the cover page (or elsewhere in the prospectus) is not customary in registration statements. Nevertheless, set forth in Exhibit A of this letter is a schedule disclosing the price that selling shareholders paid for each of the shares being registered for resale.

Notes to the Condensed Consolidated Financial Statements, page F-7

9.	We note from disclosures included elsewhere in your filing you sold convertible notes during the nine months ended September 30, 2023. In this regard, please revise your notes to the condensed consolidated financial statements to include material terms of the convertible notes payable and how they have been accounted for in the financial statements.

Response: We respectfully advise the Staff that we have included disclosures in Note 16 to our condensed consolidated financial statements ended December 31 2023, to include material terms of the convertible notes sold during the twelve months ended December 31, 2023. Further, all convertible notes are recognized as current liabilities in our accounts payable.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page F-8

10.	We note your response to our comment number 9 in which you reply that you have deleted “previous references to accounting policies adopted in Brazil and referring only to accounting policies adopted under U.S. GAAP.” These changes do not appear to have been completed in the Form S-1. For example, in your Use of Estimates disclosure, on page F-9, you disclose that you prepared the financial statements in accordance with accounting policies adopted in Brazil. Please revise your disclosures accordingly.

Response: We respectfully advise the Staff that we have updated relevant disclosures on pages F-11 and F-40 of the Amended Registration Statement to delete references to accounting policies adopted in Brazil and referring only to accounting principles generally accepted in the United States of America (U.S. GAAP).

Independent Auditor’s Report on Financial Statements

Corporate Constitution, page F-18

11.	We note the emphasis paragraph of your auditor’s report states “...for comparative purposes, we are presenting the consolidated financial statements for 2020 and 2021 of the respective Companies, according to the individual and consolidated reports issued by the external auditor.” The report further notes that “Our opinion is unchanged on this subject.” Please clarify for us whether such financial statements have been in fact audited on a consolidated basis for the 2020 and 2021. In this regard, an auditor’s report for the years ended December 31, 2020 and 2021 has not been provided. A reorganization of entities under common control that involves the transfer of a business ordinarily will result in a change in reporting entity that requires retrospective presentation of the new reporting entity for all periods presented using historical cost basis of the parent.

Response: We respectfully submit to the Staff that our external auditor’s audits of the financial statements of Boni Logística Ltda and BR Brands S.A., the Company’s subsidiaries in Brazil, for the fiscal years ended December 30, 2020 and 2021 were conducted individually and were not conducted on a consolidated basis due to the lack of common control among our subsidiaries during these periods. For the fiscal years ended December 31, 2022 and 2023, the financial statement audits of our subsidiaries were completed on a consolidated basis with preparation and presentation of consolidated financial statements adhering to relevant consolidated financial statements accounting standards.

Statement of Changes to Shareholders’ Equity, page F-22

12.

Please explain why the balance for all equity accounts at 12/31/2021 are nil on the face of your audited statement of change in shareholders’ equity and do not agree to the corresponding balances reflected on the statement of change in shareholders’ equity for nine month period ended September 30, 2023. Reconcile for us and correct the discrepancy. Additionally, we note a capital increase in the amount of 1,008,590 during the fiscal year ended December 31, 2022; however, we did not find any related disclosure surrounding the change in the notes to the financial statements. Please revise accordingly, and disclose the changes in the number of shares of equity securities for each period presented in accordance with ASC 505-10-50-2.

Response: The balances for all equity accounts at 2021 are nil, as the Company was incorporated in 2022, the balances reported in the third quarter of 2023 referring to the initial balance of 2021 were from companies that were acquired in 2022 after the creation of the Company, therefore, the balances should not be disclosed. Furthermore, the financial statements for the year ended December 2023 as well as the financial statements for the first quarter of 2024 were issued with the correct balances.

Notes to the Financial Statements, page F-25

13.	Please revise your notes to the financial statements to include the disclosures required by ASC 740-10-50, as applicable.

Response: We respectfully advise the staff that we have updated disclosures required by ASC 740-10-50 included in page F-27.

Main Accounting Practices

Consolidated Financial Information, page F-34

14.	We note from your disclosures the consolidated financial statements presented in the tables on pages F-26 and F-34 are intended to provide information for comparative purposes and result from the aggregation of the individual financial statements of its subsidiaries. You also disclose the individual financial statements of the subsidiaries were audited by the independent auditors, which were consolidated for purposes of presentation at BRB Foods Ltd. To help us better understand, please clarify how you prepared the financial statements and your principles for consolidation pursuant to Rule 4-08(a) of Regulation S-X. As part of your response, confirm whether the consolidated financial statements for the fiscal year ended December 31, 2021 included in the filing were audited on the basis of the new reporting entity. If not, revise to provide audited financial statements that are retrospectively adjusted to reflect the combination of entities under common control using the historical cost basis.

Response: We respectfully submit to the Staff that the financial statements for the fiscal years ended December 31, 2020 and 2021 included on pages F-26 and F-34 of the registration statement on Form S-1 filed by the Company with the Commission on January 17, 2024, were prepared for BR Brands S.A. and Boni Logística Ltda, the Company’s subsidiaries in Brazil, on an individual basis and not on a consolidated basis because no controlling company(ies) existed during these fiscal years. For the fiscal year ended December 31, 2022, during which 100% ownership of BR Brands S.A. and Boni Logística Ltda was transferred to Thamuz LLC, which, in turn, is 100%-owned by the Company, the financial statements were prepared and audited on a consolidated basis in accordance with relevant consolidated financial statements accounting standards. As such, the consolidated financial statements for the fiscal year ended December 31, 2022 reflected the new corporate structure and adhered to the financial statement consolidation principles pursuant to Rule 4-08(a) of Regulation S-X.

Exhibits

15.	Please file all material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to your lock-up agreements. Please file copies of the agreements that are currently in place as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response: We respectfully submit to the Staff that we have filed material agreements as exhibits and we have filed a form of the lock-agreement as an exhibit to the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Bruno Bonifacio
Bruno Bonifacio Chief Executive Officer and Director

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

EXHIBIT A

Selling Shareholders’ Purchase Price Paid For Shares of Common Stock

Selling Shareholder	No. of Shares		Purchase Price Per Share
MALP Holdings	772,500		$2.75
Daniela Serio Bonifacio	100,000		$2.75
Guilherme Reif Carvalhaes	8,000		$2.75
Christopher Charles Le Jeune	70,000		$5.00
Christopher Charles Le Jeune	51,195	[1]	$2.93	[1]
Philippe De Cock De Rameyen	2,400		$0.01
Antoine De Sejournet De Remeignies	5,000		$0.01
Erik Jakob Engstrom	2,000		$5.00
Robert Osselaer	5,000		$5.00
Caroline Sorel	5,000		$5.00
Patrick Georges Vanherck	2,000		$2.00
AC Skaf Holdings Ltd	500,000		$2.75
Accelera Solutions S.A.	275,000		$2.75
Jasper Holdings LLC	25,597	[2]	$2.93	[2]
Mont Saint Consultoria E Investimentos Ltda	14,744	[3]	$2.93	[3]
Opencap Global Inc.	145,000		$2.75
Philip R H Connor LLC	4,266	[4]	$2.93	[4]
PRHC LLC	260,600		$1.00
Randwyck LLC	40,000		$1.00
SMC Family Limited Partnership	233,000		$1.00
SMC Family Limited Partnership	4,266	[5]	$2.93	[5]

[1]	51,195 shares of common stock underlying the conversion of $150,000 of convertible notes at a conversion price equal to 65% of the offering price per share of common stock in our initial public offering, which is assumed to be $4.50 per share (which is the midpoint of the range set forth on the cover page of the public offering prospectus included in the Amended Registration Statement).

[2]	25,597 shares of common stock underlying the conversion of $75,000 of convertible notes at a conversion price equal to 65% of the offering price per share of common stock in our initial public offering, which is assumed to be $4.50 per share (which is the midpoint of the range set forth on the cover page of the public offering prospectus included in the Amended Registration Statement).

[3]	14,744 shares of common stock underlying the conversion of $43,200 of convertible notes at a conversion price equal to 65% of the offering price per share of common stock in our initial public offering, which is assumed to be $4.50 per share (which is the midpoint of the range set forth on the cover page of the public offering prospectus included in the Amended Registration Statement).

[4]	4,266 shares of common stock underlying the conversion of $12,500 of convertible notes at a conversion price equal to 65% of the offering price per share of common stock in our initial public offering, which is assumed to be $4.50 per share (which is the midpoint of the range set forth on the cover page of the public offering prospectus included in the Amended Registration Statement).

[5]	4,266 shares of common stock underlying the conversion of $12,500 of convertible notes at a conversion price equal to 65% of the offering price per share of common stock in our initial public offering, which is assumed to be $4.50 per share (which is the midpoint of the range set forth on the cover page of the public offering prospectus included in the Amended Registration Statement).